UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

International Isotopes Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45972C102
(CUSIP Number)

Joanne Tuckman Chief Financial Officer FG2 Advisors, LLC 152 West 57th Street, 24th Floor New York, New York 10019 (212) 698-9260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45972C102

1	Names of Reporting Persons. Firebird Global Master Fund II, Ltd.

I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use only

4	Source of funds (See Instructions)

WC

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power

Number of

Shares	8	Shared Voting Power
Beneficially
Owned by		24,732,965

Each	9	Sole Dispositive Power
Reporting
Person

With:	10	Shared Dispositive Power

24,732,965

11	Aggregate Amount Beneficially Owned by Each Reporting Person

24,732,965

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

8.9%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No.	45972C102

1	Names of Reporting Persons. FG2 Advisors, LLC

I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use only

4	Source of funds (See Instructions)

OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

New York

	7	Sole Voting Power

Number of

Shares	8	Shared Voting Power
Beneficially
Owned by		24,732,965

Each	9	Sole Dispositive Power
Reporting
Person

With:	10	Shared Dispositive Power

24,732,965

11	Aggregate Amount Beneficially Owned by Each Reporting Person

24,732,965

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

8.9%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No.	45972C102

1	Names of Reporting Persons. James Passin

I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use only

4	Source of funds (See Instructions)

OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of

Shares	8	Shared Voting Power
Beneficially
Owned by		24,732,965

Each	9	Sole Dispositive Power
Reporting
Person

With:	10	Shared Dispositive Power

24,732,965

11	Aggregate Amount Beneficially Owned by Each Reporting Person

24,732,965

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

8.9%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No.	45972C102

1	Names of Reporting Persons. Harvey Sawikin

I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use only

4	Source of funds (See Instructions)

OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of

Shares	8	Shared Voting Power
Beneficially
Owned by		24,732,965

Each	9	Sole Dispositive Power
Reporting
Person

With:	10	Shared Dispositive Power

24,732,965

11	Aggregate Amount Beneficially Owned by Each Reporting Person

24,732,965

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

8.9%

14	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on July 13, 2007 and amended on January 28, 2008, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of International Isotopes Inc., a Texas corporation (the “Issuer”). The address of the executive offices of the Issuer is 4137 Commerce Circle, Idaho Falls, Idaho, 83401.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:

Item 2.	Identity and Background

(a-f) This Amendment No. 2 is being filed by Firebird Global Master Fund II, Ltd. (the “Fund”), FG2 Advisors, LLC (“FG2”), James Passin (“Mr. Passin”) and Harvey Sawikin (“Mr. Sawikin” and together with FG2, the Fund and Mr. Passin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of FG2 and of FGS Advisors, LLC (“FGS”). Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Firebird Management, LLC, and he is also a controlling principal of FG2 and of FGS.

FG2 is a New York limited liability company which has its principal office at 152 West 57th Street, 24th Floor, New York, NY 10019. The principal business of FG2 is to serve as investment manager to the Fund and to control the investing and trading in securities of the Fund. The principal business of the Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the $555,555.50 used on April 15, 2008 to exercise warrants for shares of Common Stock, and of the funds used by the Fund to make all prior and subsequent purchases of shares of Common Stock, was the working capital of the Fund.

Item 4.	Purpose of Transaction

On behalf of the Fund, FG2 agreed to the amendment of the Class C Warrant held by the Fund (the “Warrant”), and directed its exercise, and the purchase of the Common Stock reported in this Amendment, as an investment for the Fund. FG2 and the Fund share investment power and voting power with respect to the Common Stock reported by them. Mr. Passin and Mr. Sawikin, who serve as the control persons of FG2, share investment power and voting power with respect to the Common Stock reported by FG2 and the Fund. The Reporting Persons exercised the Warrant and acquired the Common Stock because FG2 considered the Common Stock to be an attractive investment opportunity. FG2 may cause the Fund to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Fund at any time.

FG2 intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, FG2 may cause the sale of all or part of the Shares held by the Fund, or may cause the purchase of additional Shares or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 2, the Reporting Persons beneficially own an aggregate of 24,732,965 shares of Common Stock (the “Shares”), which represents approximately 8.9% of Issuer’s total outstanding Common Stock, and they share voting and dispositive power over these Shares. As of April 17, 2008, the Shares represented approximately 8.9% of the total 278,878,189 shares of Common Stock outstanding of the Issuer.

(c) During the past sixty days, FG2, on behalf of the Fund, effected the following purchases of shares of Common Stock in open market transactions:

Date	Price per Share	Number of Shares Purchased
2/21/2008	$0.89	2,500
2/26/2008	$0.82	17,500

In addition to the above-listed transactions, on April 15, 2008, the Fund exercised the Warrant, purchasing 5,555,555 shares of Common Stock from the Issuer at a price of $0.10 per share, and receiving a Class E Warrant (attached hereto as Exhibit 2) pursuant to the terms of the Warrant.

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 15, 2008, the Fund exercised the Warrant. In connection with such exercise, the Fund received a Class E Warrant. According to its terms, the Class E Warrant is not exercisable within 60 days of the date of this Amendment No. 2 and as such, the shares for which the Class E Warrant is exercisable are not included in the shares reported as beneficially owned by the Reporting Persons in this Amendment No. 2. The Class E Warrant is attached as Exhibit 2 hereto.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Amendment No. 2, Mr. Passin, Mr. Sawikin, and FG2 expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, or FG2 is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

2. Class E Warrant, received from the Company on April 15, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008	FG2 Advisors, LLC

/s/ James Passin
Name: James Passin
Title: Principal

Firebird Global Master Fund II, Ltd.

/s/ James Passin
Name: James Passin
Title: Director

/s/ James Passin
Name: James Passin

/s/ Harvey Sawikin
Name: Harvey Sawikin